U.S. Securities and Exchange Commission

Washington, D.C.  20549

Notice of Exempt Solicitation


1. Name of Registration:

Computer Associates International, Inc.

2. Name of person relying on exemption:

Private Capital Management, L.P.

3. Address of person relying on the exemption:

8889 Pelican Bay Boulevard, Suite #500
Naples, Florida  34108-7512

4. Written materials attached.


Writers Direct Dial
(239) 254-2500


June 28, 2002


Via Facsimile and Federal Express
FMR
82 Devonshire St.
Boston, MA  02109


RE: Computer Associates International, Inc.(Computer Associates, or the Company)


Dear Sir or Madame:

I am writing to you in response to the Proxy Statement filed by Ranger Governance, Ltd. (Ranger) on June 27, 2002 relating to Computer Associates. As you may be aware, Private Capital Management, L.P. (PCM), a SEC-registered investment adviser, is presently the beneficial owner of 33,890,981 shares of Computer Associates.

As a fiduciary with respect to our clients monies, it is incumbent upon PCM to exercise the utmost in due diligence, research, and analysis of every investment undertaken. It is with the benefit of having made this effort that I write on behalf of PCM clients and myself.

PCM is urging Computer Associates shareholders to oppose the Ranger proxy solicitation and to urge Ranger to call off its planned proxy context.
PCM believes that Rangers initiation of this proxy contest is without merit, self-serving to the detriment of shareholders, and nothing more than an attempt to confuse, distract, and stagnate the operations and progress made by Computer Associates.

PCM supports Computer Associates current Board and management. We look forward to the continued successful implementation of the Companys new operating model and to a salutary resolution of the SEC inquiry into past accounting practices. We believe that the Board and management should take all appropriate steps to cause and facilitate an investigation into the genesis of the inquiry. We are very concerned that the SEC inquiry may have been precipitated without justification or reasonable basis by parties outside the SEC to serve a personal agenda that is contrary to the public interest and that is detrimental to the Company and its shareholders.

PCM has not consulted with the Board or management of the Company in connection with this communication. I appreciate your consideration of the matters expressed herein.


Sincerely,



Gregg J. Powers
President